===========================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934







                             ViroPharma Incorporated
                     ---------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, $.002 PAR VALUE
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    VP 03418
                                -----------------
                                 (CUSIP Number)


                                 August 1, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [ x]  Rule 13d-1(c)
         [   ]  Rule 13d-1(d)
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                                   Page 1 of 8

                              There are no Exhibits

CUSIP No.  VP 03418


1)       Name of Reporting Person and its                 Aventis Inc.
         I.R.S. Identification Number                     23-1699163


2)       Check the Appropriate Box if                      (a)[   ]
         a Member of a Group                               (b)[ x ]


3)       SEC Use Only


4)       Citizenship or Place of Organization              Pennsylvania


                           5)       Sole Voting Power         3,000,000
Number of                  _____________________________________________
Shares
Beneficially               6)       Shared Voting Power               0
Owned by                   _____________________________________________
Each
Reporting                  7)       Sole Dispositive Power     3,000,000
Person With ____________________________________________________________


                           8)       Shared Dispositive Power           0
________________________________________________________________________

9)       Aggregate Amount Beneficially Owned                   3,000,000
         by Each Reporting Person
________________________________________________________________________

10)      Check Box If the Aggregate Amount                          [  ]
         in Row (9) Excludes Certain Shares
________________________________________________________________________

11)      Percent of Class Represented                               11.7%
         by Amount in Row (9)
________________________________________________________________________

12)      Type of Reporting Person                                     CO

________________________________________________________________________

CUSIP No.  VP 03418


1)       Name of Reporting Person and its       Aventis Pharmaceuticals Inc.
         I.R.S. Identification Number           13-2563649
___________________________________________________________________________

2)       Check the Appropriate Box if                              (a)[   ]
         a Member of a Group                                       (b)[ x ]
___________________________________________________________________________

3)       SEC Use Only

___________________________________________________________________________
4)       Citizenship or Place of Organization                      Delaware

___________________________________________________________________________

                           5)       Sole Voting Power             3,000,000
Number of                  ________________________________________________
Shares
Beneficially               6)       Shared Voting Power                   0
Owned by                   ________________________________________________
Each
Reporting                  7)       Sole Dispositive Power        3,000,000
Person With________________________________________________________________

                           8)       Shared Dispositive Power              0

___________________________________________________________________________

9)       Aggregate Amount Beneficially Owned                      3,000,000
         by Each Reporting Person
___________________________________________________________________________

10)      Check Box If the Aggregate Amount                             [  ]
         in Row (9) Excludes Certain Shares
___________________________________________________________________________

11)      Percent of Class Represented                                 11.7%
         by Amount in Row (9)
___________________________________________________________________________

12)      Type of Reporting Person                                        CO

___________________________________________________________________________







<

CUSIP No.  VP 03418


1)       Name of Reporting Person and its              Aventis Holdings Inc.
         I.R.S. Identification Number                  51-0414396


2)       Check the Appropriate Box if                 (a)[   ]
         a Member of a Group                          (b)[ x ]


3)       SEC Use Only


4)       Citizenship or Place of Organization                      Delaware


                           5)       Sole Voting Power             3,000,000
Number of                  ___________________________________________________
Shares
Beneficially               6)       Shared Voting Power                   0
Owned by                   ___________________________________________________
Each
Reporting                  7)       Sole Dispositive Power         3,000,000
Person With___________________________________________________________________


                           8)       Shared Dispositive Power               0
_____________________________________________________________________________

9)       Aggregate Amount Beneficially Owned                        3,000,000
         by Each Reporting Person
_____________________________________________________________________________

10)      Check Box If the Aggregate Amount                             [  ]
         in Row (9) Excludes Certain Shares
_____________________________________________________________________________

11)      Percent of Class Represented                                   11.7%
         by Amount in Row (9)
_____________________________________________________________________________

12)      Type of Reporting Person                                         CO

_____________________________________________________________________________




PAGE>

CUSIP No.  VP 03418


ITEM 1(a).   NAME OF ISSUER:
---------    -------------------------

         ViroPharma Incorporated


ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
--------     ---------------------------------------------------------------

         405 Eagleview  Blvd.
         Exton, Pennsylvania 19341


ITEM 2(a).-(c) NAME OF PERSON FILING AND ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
------------   ---------------------------------------------------------------

     (a) - (c) This Schedule is filed on behalf of Aventis Pharmaceuticals Inc. ("API") with a principal place of business and principal office located at 300 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807. . API is an indirect subsidiary of Aventis S.A., a French corporation ("Aventis") headquartered in Strasbourg, France.

         This Schedule also is filed on behalf of Aventis Holdings Inc., a Delaware corporation ("AHI"), which owns a 100% of the equity of API. AHI also is an indirect subsidiary of Aventis. The principal place of business and principal office of AHI is 3711 Kenneth Pike, Suite 200 Greenville, Delaware 19801. AHI is filing this Schedule solely with respect to its potential deemed indirect ownership of the Issuer's stock owned by API.

         This Schedule also is filed on behalf of Aventis Inc., a Pennsylvania corporation ("AI"), which owns 100% of the equity of AHI. 100% of the equity of AI is held by Aventis, a portion of which is held directly and a portion of which is held indirectly. The principal place of business and principal office of AI is 300 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807. AI is filing this Schedule solely with respect to its potential deemed indirect ownership of the Issuer's stock owned by API.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
-----------  ----------------------------------------------

         Common Stock, $.002 Par Value


ITEM 2(e):   CUSIP NUMBER:
---------    ---------------------
                  VP 03418

CUSIP No.  VP 03418


ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b)

-------------------------------------------------------------------------------

            Not Applicable


ITEM 4.    OWNERSHIP:
---------       -----------------

         (a):  AMOUNT BENEFICIALLY OWNED:

               3,000,000 Shares Of Common Stock.

         (b):  PERCENT OF CLASS:    11.7%

         (c):  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i)   Sole power to vote or to direct the vote:       3,000,000

                (ii)  Shared power to vote or to direct the vote:             0

                (iii) Sole power to dispose or to direct the
                      isposition of:                                  3,000,000

                (iv)  Shared power to dispose or to direct the
                      disposition of:                                         0


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
-------     ------------------------------------------------------------------

         Not Applicable


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
-------      -------------------------------------------------------------------

         Not Applicable

7
CUSIP No.  VP 03418


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
------  ----------------------------------------------------------------------

         Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
-------      ------------------------------------------------------------------
         Not Applicable


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
-------     -------------------------------------------------------------------

         Not Applicable


ITEM 10.     CERTIFICATION.
--------     -----------------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  VP 03418

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AVENTIS PHARMACEUTICALS INC.



Date: August 8, 2002                  By:  /s/Edward H. Stratemeier
                                      Edward H. Stratemeier
                                      Vice President



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AVENTIS HOLDINGS INC.



Date:  August 8, 2002                 By:  /s/Phillip R. Ridolfi
                                      Phillip R. Ridolfi
                                      President



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       AVENTIS INC.



Date: August 8, 2002                   By:  /s/Edward H. Stratemeier
                                       Edward H. Stratemeier
                                       Vice President